Exhibit A

Ceragon’s IP-20 Platform Selected for Large National Communication Project in Southeast Asia

October 10, 2017

Ceragon’s IP-20 Platform Selected for Large National Communication Project in Southeast Asia

Ceragon, with its multicore technology and high-power microwave radios, makes mobile and other broadband services available in isolated island region

Little Falls, New Jersey, October 10, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it has received orders totaling more than $5 million for its IP-20 Platform and related professional services. This new customer is a wireless communications wholesaler in southeast Asia and Ceragon was chosen as the primary supplier of backhaul for the initial phase of this project in a remote island region in Southeast Asia. The majority of the equipment is expected to be delivered in Q1 2018.

With challenging terrain over mountains, rivers and sea, combined with very long distances that span across 420,000 Km2, the project requires substantial expertise for both the planning and deployment of the highest performance equipment and technology. Ceragon’s IP-20 Platform, with its unique multicore technology and high power radios, delivers the needed capacity with the least number of sites and the least amount of equipment, whilst maintaining headroom capacity for future services and network growth. Moreover, Ceragon’s proven experience and success in wireless backhaul roll-outs in similar terrains is of immense value.

As a wireless backhaul specialist, Ceragon is able to offer a significantly better total cost of ownership as compared to competitive proposals received from telecom generalists. In order to deliver the utmost efficient solution, Ceragon’s offering includes both its market-leading technology and its professional services and expertise in network design, network planning and rollout optimization. The combination of Ceragon’s products and services brings about a significant advantage in both operational efficiency and the ability to quickly roll-out support, connecting over 4.3 million residents and businesses across the island nation.

“We are thrilled to support such an imperative national initiative to develop and connect a large under-served region,” said Ira Palti, president and CEO of Ceragon. “We appreciate that investing in telecom infrastructure is a key and critical first step and we are proud to be able to supply our vast experience in such challenging terrains. Our wireless backhaul solutions and services allow the customer to quickly provide wholesale capacity for the country’s service providers, and do so at the lowest total cost of ownership.”

Ceragon’s IP-20 Platform Selected for Large National Communication Project in Southeast Asia

October 10, 2017

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

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This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues; the risks relating to the concentration of Ceragon's business in India, Latin America and in developing nations and the political, economic and regulatory risks from doing business in those regions, including  potential currency restrictions; the risk associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues; the risk associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; the risk associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.